Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

The Annual General and Special Meeting (the “Meeting”) of shareholders of Pretium Resources Inc.
(the “Company”) will be held virtually at https://web.lumiagm.com/298378123 on Tuesday, May 4, 2021, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the audited financial statements of the Company for the years ended December 31, 2020 and 2019 and the auditor’s report thereon;

2.	To set the number of directors at eight (8) for the ensuing year;

3.	To elect the directors for the ensuing year;

4.	To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration;

5.	To consider, and if deemed appropriate, pass, with or without variation, an ordinary resolution ratifying, confirming and approving the amendments to the Company’s Advance Notice Policy, which sets out the advance notice requirements for director nominations;

6.	To authorize and approve a non-binding advisory resolution accepting the Company’s approach to executive compensation; and

7.	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular (the “Information Circular”) accompanying and forming part of this Notice.

Due to the ongoing public health concerns related to the COVID-19 pandemic, and in order to ensure the health and well-being of our shareholders, employees, communities and other stakeholders, our board of directors (the “Board”) and management have decided to conduct the Meeting virtually, using the LUMI meeting platform. Shareholders will not be able to attend the Meeting physically in person. Registered shareholder and duly appointed proxyholders will be able to vote in real time and ask questions at the Meeting. Non-registered shareholders may also vote in real time and ask questions but only if they duly appoint themselves as proxyholders by carefully following the procedures set out in the Information Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests are able to view a live webcast of the Meeting but cannot vote at the Meeting or ask questions. We firmly believe that a virtual Meeting gives all shareholders an equal opportunity to participate, regardless of their geographic location or the particular constraints, circumstances or health risks they may be facing.

The Board has fixed the record date for the Meeting as the close of business on March 24, 2021.

The vast majority of our shareholders vote in advance of the Meeting by proxy and are encouraged to continue to do so through the various channels outlined in the Information Circular. The virtual format of the Meeting does not change voting by proxy. However, those that wish to participate in the virtual Meeting or to appoint a proxy to participate, are encouraged to carefully read the instructions in the Information Circular.

Any proxies (as well as votes by internet and telephone) to be used or acted on at the Meeting must be received by our transfer agent, Computershare Investor Services Inc., in accordance with the processes set out in the Information Circular, not less than 48 hours (excluding weekends and holidays) before the time set for the holding of the Meeting or any adjournment or postponement thereof. Beneficial or non-registered shareholders should follow the instructions on the Voting Instruction Form provided by the intermediaries with respect to the procedures to be followed for voting at the Meeting.

We value your opinion and participation at the Meeting as a shareholder of Pretivm. Please review the accompanying Information Circular before voting, as it contains important information about the Meeting.

DATED at Vancouver, British Columbia, this 1st day of April 2021.

BY ORDER OF THE BOARD
Richard T. O’Brien
Chair of the Board